Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2015

Will Host Six Months Earnings call on Thursday, September 10, at 10:00am ET

Tel-Aviv, Israel, September 10, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three and six month periods ended June 30, 2015.

Financial Highlights

•
Revenues were approximately $7.2 million for the six months ended June 30, 2015, compared to approximately $7.5 million for the six months ended June 30, 2014. Excluding unfavorable currency effects, revenues were up approximately 18% to €6.5 million from €5.5 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain (the “Murcia PV Plants”), on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.

•
Operating expenses were approximately $1.4 million (€1.2 million) for the six months ended June 30, 2015, compared to approximately $1.5 million (€1.1 million) for the six months ended June 30, 2014. Depreciation expenses were approximately $2.5 million (€2.2 million) for the six months ended June 30, 2015, compared to approximately $2.6 million (€1.9 million) for the six months ended June 30, 2014. These changes resulted from an increase in expenses due to addition of the Murcia PV Plants’ operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

•
Impairment charges were $0 for the six months ended June 30, 2015, compared to approximately $0.6 million for the six months ended June 30, 2014. Due to regulatory changes in Italy, principally Law 116/2014 providing for a decrease in the FiT guaranteed to existing photovoltaic plants, we examined the recoverability of our photovoltaic plants in Italy. As the book value as at June 30, 2014 of some of the photovoltaic plants exceeded their recoverable amount, we recognized in those cases impairment charges. During the fourth quarter of 2014, we reexamined the impairment charges recorded and determined to reverse the impairment charges due to changes in market conditions.

•
General and administrative expenses were approximately $1.7 million for the six months ended June 30, 2015, compared to approximately $2.3 million for the six months ended June 30, 2014. The decrease in general and administrative expenses mainly resulted from inclusion of bonuses paid to employees and expenses in connection with a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two explorations and drilling licenses off-shore Israel in the general and administrative expenses for the six months ended June 30, 2014.

•
Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $0.2 million for the six months ended June 30, 2015, compared to losses of approximately $0.2 million in the six months ended June 30, 2014. This increase is due to the commencement of the commercial operations of the power plant operated by Dorad Energy Ltd. (“Dorad”) in May 2014.

On August 8, 2015, the Israeli Public Utilities Authority – Electricity published a decision decreasing the electricity rates and establishing the rate in respect of “system management service charges.” Such new rates are not reflected in the financial results for the period. Dorad informed the Company that it is studying the implications of the decision and is considering its next steps in the matter.

•
Other income was approximately $0.1 million for the six months ended June 30, 2015, compared to approximately $1.8 million for the six months ended June 30, 2014. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the six months ended June 30, 2015.

•
Financing income, net was approximately $1.3 million for the six months ended June 30, 2015, compared to financing expenses, net of approximately $2.5 million for the six months ended June 30, 2014. The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions, currency interest rate swap transactions and interest rate swap transactions in the aggregate amount of approximately $5.3 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $2.5 million, approximately $0.3 million interest on loans and interest rate swap transactions and approximately $1.2 million interest and other costs in connection with our Series A Debentures.

•
Taxes on income were approximately $0.7 million for the six months ended June 30, 2015, compared to approximately $0.1 million for the six months ended June 30, 2014. This increase in taxes on income compared to the corresponding period in 2014 resulted mainly from deferred tax income included for the six months ended June 30, 2014 in connection with impairment charges and the reevaluation of interest rate swap transactions.

•	Net income was approximately $2.6 million for the six months ended June 30, 2015, compared to a net loss of approximately $0.5 million for the six months ended June 30, 2014.

•
Total other comprehensive loss was approximately $4.8 million for the six months ended June 30, 2015, compared to approximately $1.1 million for the six months ended June 30, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 7.8%.

•	Total comprehensive loss was approximately $2.2 million for the six months ended June 30, 2015, compared to approximately $1.6 million for the six months ended June 30, 2014.

•	EBITDA was approximately $2 million and approximately $4.4 million for the three and six months ended June 30, 2015, respectively.

•	Net cash provided by operating activities was approximately $1.1 million and $1.7 million for the three and six months ended June 30, 2015, respectively.

On June 29, 2015, the Company entered into a loan agreement with UBI Banca S.c.p.a., in connection with the financing of one of its PV Plants, pursuant to which the Company shall receive financing amounting to approximately Euro 10.7 million bearing an interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and the principal are to be repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan has not yet occurred.

In July 2015, the Company indirectly acquired an additional 15% interest in Ellomay Spain S.L., which owns a photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp, for approximately EUR 0.8 million (approximately $0.9 million), increasing its indirect ownership in Ellomay Spain S.L. from 85% to 100%.

During the period July 1, 2015-September 1, 2015, the Company repurchased 58,338 of its ordinary shares for an aggregate consideration of approximately $0.5 million according to a share buyback program that was authorized the Company's Board of Directors.

As of September 1, 2015, the Company held approximately $11.9 million in cash and cash equivalents, approximately $0.2 million in short-term restricted cash, approximately $5 in marketable securities and approximately $4 million in long-term restricted cash.

The Company’s management will host a conference call on Thursday, September 10th at 10:00am ET to discuss the six month results for the period ending June 30, 2015.  To access the call participants can dial 1-888-668-9141 (US), 03-9180609 (Israel) or +972-3-9180609 (international).  A replay of the call will be available after September 11, 2015 and until October 11, 2015 on the Company's website: http://www.ellomay.com. The call will also be simultaneously webcast and can be accessed with the following link: http://www.veidan-stream.com/?con=Ellomay_Capital_Q2_2015_Results.

Ran Fridrich, CEO and a board member of Ellomay commented: “Excluding unfavorable currency effects, revenues were up approximately 18% in the first half of 2015 compared to the first half of 2014. The Company improved its operational parameters and managed to maintain its gross margin, despite the cuts in subsidies in Italy. The general and administrative expenses decreased despite an increase in expenses associated with the development of the pumped storage project in the Manara Cliff, Israel. Dorad’s results for the second quarter were in line with expectations. An increased inflation rate during the second quarter (approximately 1.1%) resulted in a significant increase in Dorad’s financial expenses (non-cash flow expenses) and significantly reduced Dorad’s income for the six months ended June 30, 2015.”

Information for the Company’s Series A Debenture Holders

As of June 30, 2015, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $30 million (consisting of approximately $8.5 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $46.5 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $16.7 million of cash and cash equivalents, short term deposits and marketable securities and net of approximately $8.3 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain; and
•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2015	2014
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	11,691	15,758
Marketable securities	5,038	3,650
Short-term deposits	-	3,980
Restricted cash	262	283
Trade receivables	102	214
Other receivables and prepaid expenses	7,027	5,929
	24,120	29,814
Non-current assets
Investment in equity accounted investee	35,922	27,237
Financial assets	5,972	1,912
Property, plant and equipment, net	83,711	93,513
Restricted cash and deposits	5,620	5,134
Other assets	1,274	1,477
	132,499	129,273

Total assets	156,619	159,087
Liabilities and Equity
Current liabilities
Loans and borrowings	1,462	677
Debentures	5,044	4,884
Accounts payable	1,097	1,229
Accrued expenses and other payables	3,672	4,134
	11,275	10,924
Non-current liabilities
Finance lease obligations	5,032	5,646
Long-term loans	3,602	4,039
Debentures	41,486	40,042
Other long-term liabilities	3,193	4,310
	53,313	54,037
Total liabilities	64,588	64,961

Equity
Share capital	26,240	26,180
Share premium	76,940	76,932
Treasury shares	(522)	(522)
Reserves	(12,887)	(8,127)
Retained earnings (Accumulated deficit)	2,363	(353)
Total equity attributed to shareholders of the Company	92,134	94,110
Non-Controlling Interest	(103)	16

Total equity	92,031	94,126
Total liabilities and equity	156,619	159,087

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (loss) (Unaudited)

	For the Three	For the Six	For the Six
	Months ended	Months ended	Months ended
	June 30,	June 30,	June 30,
	2015	2015	2014
	US$ thousands (except per share amounts)
Revenues	4,436	7,228	7,531
Operating expenses	690	1,362	1,529
Depreciation expenses	1,215	2,456	2,615
Impairment charges	-	-	574
Gross profit	2,531	3,410	2,813

General and administrative expenses	716	1,706	2,348
Company’s share of gain (losses) of investee accounted for at equity	(1,001)	217	(230)
Other income (expenses), net	(3)	57	1,843
Operating Profit	811	1,978	2,078

Financing income	104	122	736
Financing income (expenses) in connection with derivatives reevaluation, net	(229)	5,306	(343)
Financing expenses	(1,288)	(4,101)	(2,915)
Financing income (expenses), net	(1,413)	1,327	(2,522)
Profit (loss) before taxes on income	(602)	3,305	(444)

Taxes on income	597	708	78

Net income (loss) for the period	(1,199)	2,597	(522)
Income (Loss) attributable to:
Shareholders of the Company	(1,134)	2,716	(516)
Non-controlling interests	(65)	(119)	(6)

Net income (loss) for the period	(1,199)	2,597	(522)
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	961	699	(303)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	2,456	(5,459)	(769)

Total other comprehensive income (loss)	3,417	(4,760)	(1,072)

Total comprehensive income (loss)	2,218	(2,163)	(1,594)

Basic net earnings (loss) per share	(0.11)	0.26	(0.05)
Diluted net earnings (loss) per share	(0.11)	0.25	(0.05)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

		Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
			Retained		reserve	Presentation
			earnings		from	currency
	Share	Share	(Accumulated	Treasury	foreign	translation
	capital	premium	Deficit)	shares	operations	reserve	Total
		US$ in thousands
For the six months ended
June 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	2,716	-	-	-	2,716	(119)	2,597
Other comprehensive loss	-	-	-	-	699	(5,459)	(4,760)	-	(4,760)
Total comprehensive loss	-	-	2,716	-	699	(5,459)	(2,044)	(119)	(2,163)
Cost of share-based payments	-	24	-	-	-	-	24	-	24
Warrants and options exercise	60	(16)	-	-	-	-	-	-	44
Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031

		Attributable to owners of the Company						Non-controlling interests	Total Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
		US$ in thousands
For the six months ended
June 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Loss for the period	-	-	(516)	-	-		(516)	(6)	(522)
Other comprehensive loss	-	-	-	-	(303)	(769)	(1,072)	-	(1,072)
Total comprehensive loss	-	-	(516)	-	(303)	(769)	(1,588)	(6)	(1,594)

Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	For the Three Months ended June 30, 2015	For the Six Months ended June 30, 2015	For the Six Months ended June 30, 2014
	US$ in thousands
Cash flows from operating activities
Income (loss) for the period	(1,199)	2,597	(522)
Adjustments for:
Financing (income) expenses, net	1,413	(1,327)	2,522
Impairment charges			574
Depreciation	1,215	2,456	2,615
Share-based payment	24	24	-
Company’s share of losses (income) of investees accounted for at equity	1,001	(217)	230
Decrease (increase) in trade receivables	85	95	(74)
Increase in other receivables and prepaid expenses	(1,026)	(2,306)	(2,259)
Increase in other assets	(2,986)	(4,370)	(1,478)
Decrease in accrued severance pay, net	2		(27)
(Decrease) increase in trade payables	78	(49)	177
Increase in accrued expenses and other payables	3,046	5,536	541
Tax expenses	597	708	78
Tax (paid) received	(29)	(95)	181
Interest received	90	93	58
Interest paid	(1,192)	(1,449)	(2,525)
Net cash provided by operating activities	1,119	1,696	91

Cash flows from investing activities
Purchase of property and equipment	-	-	(92)
Advance payment on account of investment	-	-	(408)
Investment in equity accounted investees	(7,456)	(7,456)	(4,058)
Proceeds from (investment in) restricted cash	-	(550)	5,321
Investment in Marketable Securities	-	(1,350)	-
Proceeds from deposits	650	3,980	5,153
Net cash provided by (used in) investing activities	(6,806)	(5,376)	5,916

Cash flows from financing activities
Repayment of loans	(222)	(424)	(25,506)
Short-term loans, net	910	910	-
Proceeds from options and warrants exercised	44	44	-
Proceeds from loans and Debentures, net	-	-	55,791
Net cash provided by financing activities	732	530	30,285

Exchange differences on balance of cash and cash equivalents	333	(917)	(637)
Increase (decrease) in cash and cash equivalents	(4,622)	(4,067)	35,655
Cash and cash equivalents at the beginning of the period	16,313	15,758	7,238
Cash and cash equivalents at the end of the period	11,691	11,691	42,893

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net income to EBITDA (in US$ thousands) (Unaudited)

	For the Three Months ended June 30,	For the Six Months ended June 30,	For the Six Months ended June 30,
	2015	2015	2014
Net income (loss) for the period	(1,199)	2,597	(522)
Financing expenses (income), net	1,413	(1,327)	2,522
Taxes on income	597	708	78
Depreciation	1,215	2,456	2,615
EBITDA	2,026	4,434	4,693